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Michael Allon

Co-Founder at MySwimPro

Royal Oak, Michigan

 MySwimPro, Inc.

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Rolling Your Own (Android Libraries)

 **Michael Allon**
Published on LinkedIn

When and how to replicate commonly used Android libraries Over the past 5 years I've worked as an Android developer at companies large and small. I've worked on both ugly and beautiful code-bases, and I've experienced the upsides and downsides of incorporating third-party libraries into a project. Last week I got a chance to share some of my experiences with the Google Developer Group in Ann Arbor. This was a great group, and if you're ...see more

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Experience

 **Co-Founder**
MySwimPro, Inc.
Nov 2014 – Present · 4 yrs 4 mos
Greater Detroit Area

 **Senior Android Engineer**
Target
Apr 2015 – May 2016 · 1 yr 2 mos
Greater Minneapolis-St. Paul Area

 **Lead Android Developer**
Dynatrace
Sep 2014 – Mar 2015 · 7 mos
Greater Detroit Area

• Lead a team of mobile developers to build apps for Dynatrace's APM software.
• Assign development tasks, manage production releases, and facilitate communication with teams
throughout the company.... See more





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1 yr 9 mos



Mobile Application Developer
Apr 2013 – Sep 2014 · 1 yr 6 mos
Greater Detroit Area

Design and develop mobile applications for Compuware's Application Performance Management software.



(PDP Member) Mobile Application Developer
Jan 2013 – Apr 2013 · 4 mos
Greater Detroit Area

Trained with mobile development experts in Android, iOS, and jQuery Mobile.

Computer Consultant
CRS Computer Consultants
Mar 2012 – Oct 2012 · 8 mos
Greater Milwaukee Area

Installation, setup and maintenance of Windows-based servers for a number of small businesses.
• Troubleshoot hardware and software issues for clients.
• MS Access database application programming for small business clients.

Education

Michigan State University
BS, Computer Engineering
2007 – 2012

Computer Engineering



 